Exhibit 99.1

For Immediate Release
July 25, 2007

DRAXIS Files DRAXIMAGE® Sestamibi in Europe

MONTREAL, QUEBEC July 25, 2007 — DRAXIMAGE, the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX), has taken another significant step in its product development strategy with the filing of its DRAXIMAGE® Sestamibi with European regulatory authorities.  DRAXIMAGE® Sestamibi is a generic kit for the preparation of Tc-99m Sestamibi for injection, which is an imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart and is the largest radiopharmaceutical product in the nuclear medicine market segment.

“Filing DRAXIMAGE® Sestamibi in Europe marks another milestone in our comprehensive plan to pursue major MPI markets globally,” said Jean-Pierre Robert, President of DRAXIS Specialty Pharmaceuticals Inc., the operating subsidiary of DRAXIS Health.  “DRAXIMAGE® Sestamibi is one of our highest priority growth drivers and the filing of marketing applications in Europe and in the U.S. means that we are one step closer to the realization of our strategy.  In addition, we are actively pursuing marketing and distribution partnerships for Sestamibi in Europe and in North America.”

The U.S. Food and Drug Administration (FDA) recently acknowledged receipt and acceptance for review of the Abbreviated New Drug Application (ANDA) for DRAXIMAGE® Sestamibi that was submitted to the FDA earlier this year.

According to AMR/Arlington Medical Resources, in 2005 there were more than 7 million cardiac studies conducted in the U.S. out of a total of over 15 million nuclear medicine procedures; making MPI the most widely performed nuclear medicine scan in the US.  While such cardiac procedures are not nearly so widely performed in Europe, DRAXIMAGE believes that significant opportunities do exist in the European market. Recent market research estimates indicate that existing MPI products generate revenues in excess of $500 million annually in the U.S. and in excess of $50 million in Europe.

Once its product is approved, DRAXIMAGE plans to enter the MPI market after key patents for the currently marketed Tc99m Sestamibi product expire, which is expected to be in 2008 for the United States and from 2007 onwards in various European countries.  DRAXIMAGE also plans to file for marketing approvals in additional jurisdictions other than the US and Europe.

Cardiac Imaging with Tc-99m Sestamibi

The sestamibi kit is used in nuclear medicine imaging to show how well the heart muscle (myocardium) is supplied with blood (perfused) both at rest and during strenuous activity.  The radioisotope Technetium-99m is attached to the sestamibi molecule forming Tc-99m Sestamibi.  When injected into the bloodstream this radiopharmaceutical agent is distributed throughout the heart muscle in proportion to the blood flow received by various portions of the heart. Heart images are then obtained using a gamma camera that can detect the Technetium-99m.  Two sets of images are typically taken, one while the patient is at rest and a second set while the patient is under stress, often by exercising on a treadmill or stationary bicycle.  The resulting two sets of images are compared with each other to diagnose the presence of coronary heart disease by detecting areas of the heart that may not be receiving normal blood flow.  This imaging technique is known as cardiac stress testing or myocardial perfusion imaging (MPI).

About DRAXMAGE

DRAXIMAGE develops, manufactures and markets diagnostic and therapeutic radiopharmaceuticals for the global marketplace. Products currently include a line of lyophilized technetium-99m kits used in nuclear imaging procedures and therapeutic products labeled with a variety of isotopes including radioiodine.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at July 24, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jerry Ormiston

Executive Director, Investor Relations

DRAXIS Health Inc.

Phone:    1-877-441-1984